
RECEIVED MAY 31 P 12: [illegible]

82-222-1

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

MINEFINDERS CORP. LTD

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER
5

CHANGE IN RELATIONSHIP FROM LAST REPORT   ☐ YES ☐ NO

DATE OF LAST REPORT FILED
24/4/06
DAY / MONTH / YEAR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER
DAY / MONTH / YEAR

SUPPL

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME
PAGE

GIVEN NAMES
TENCH COXE

NO. 5425   STREET CHATELAINE CIRCLE   APT

CITY RENO

PROV NEVADA   POSTAL CODE 89511

BUSINESS TELEPHONE NUMBER   775 - 851 - 2202

BUSINESS FAX NUMBER   775 - 851 - 2034

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT   ☐ YES ☑ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☑ ALBERTA   ☑ ONTARIO
☑ BRITISH COLUMBIA   ☑ QUÉBEC
☐ MANITOBA   ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT		DATE DAY/MONTH/YEAR	NATURE	(C) TRANSACTIONS NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/ INDIRECT OWNERSHIP	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP CONTROL OR DIRECTION IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	740,000		12/7/05	51	50000		5.64 C				
			15/5/06	51	150000		9.00 C		940000	1	

PROCESSED
JUN 02 2006
THOMSON FINANCIAL

B

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)
TENCH COXE PAGE

SIGNATURE [signature]

DATE OF THE REPORT MAY 23, 2006
DAY / MONTH / YEAR

ATTACHMENT   ☐ YES ☑ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE   ☑ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6   Rev. 2001 / 6 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

[signature]